United States securities and exchange commission logo





                     November 7, 2023

       Pauline Carson
       Chief Executive Officer
       Accel Liquid Gels, Inc.
       5308 W. Cygnus Hill Cove
       West Jordan, UT 84081

                                                        Re: Accel Liquid Gels,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended May 31, 2022
                                                            Filed September 13,
2022
                                                            File No. 333-258166

       Dear Pauline Carson:

               We issued comments to you on the above captioned filing on March 6, 2023. In your
       March 23, 2023 response, you indicated that you will file the amended Form 10-K for the year ended May 31, 2022 and the delinquent Form 10-Qs for the periods ended August 31, 2022 and
       November 30, 2022 shortly. As of the date of this letter, you still have not filed these filings, and as a result, these comments remain outstanding and unresolved. Additionally, we note that you are now delinquent in filing your Form 10-K for the fiscal year ended May 31, 2023, as well as
       Form 10-Qs for the periods ended February 28, 2023 and August 31, 2023. We expect you to file the amended Form 10-K and all of your delinquent filings by November 21, 2023.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Eiko Yaoita Pyles at 202-551-3587 or Claire Erlanger at 202-551-3301
       with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Manufacturing